VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 24, 2026 (the "Meeting").

1. The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	%	WITHHELD	%
Desmond M. Balakrishnan	96,764,536	53.74	83,304,043	46.26
Robin Bienenstock	174,211,611	96.75	5,856,967	3.25
Robert A. Dickinson	165,272,924	91.78	14,795,653	8.22
Wayne Kirk	167,117,517	92.81	12,951,063	7.19
Stephen Meyer	174,725,860	97.03	5,342,718	2.97
Julie Morman	174,438,495	96.87	5,630,083	3.13
Kenneth W. Pickering	173,330,632	96.26	6,737,946	3.74
Isabel Satra	172,212,115	95.64	7,856,462	4.36
Ronald Thiessen	174,591,916	96.96	5,476,663	3.04

2. Deloitte, Chartered Professional Accountants, were appointed auditor of the Company.  Shares voted in person and by proxies received represented 286,544,094 (98.09%) votes FOR and 5,568,537 (1.91%) votes WITHHELD.

3. The ordinary resolution to approve and authorize for grant all currently available and unallocated share options issuable pursuant to the Share Option Plan until June 24, 2029, was passed. Shares voted in person and proxies received represented 123,643,340 (68.66%) votes FOR and 56,425,237 (31.34%) votes AGAINST.

There were non-votes recorded (but not voted) on each resolution as follows: non-votes on the resolutions to elect each director as follows: Desmond M. Balakrishnan and Ronald Thiessen: 112,044,053; Robin Bienenstock, Stephen Meyer, Julie Morman and Kenneth W. Pickering: 112,044,054; Robert A. Dickinson and Isabel Satra: 112,044,055; and Wayne Kirk: 112,044,052, 1 non-vote on the appointment of the auditor and 112,044,055 non-votes on the approval of the grant all currently available and unallocated share options, respectively. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.